U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER: 000-50045

NOTIFICATION OF LATE FILING

Check One:

☐	Form 10-K
☐	Form 20-F
☐	Form 11-K
☒	Form 10-Q
☐	Form 10-D
☐	Form N-SAR
☐	Form N-CSR

For Period Ended: June 30, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.                      REGISTRANT INFORMATION.

The registrant is Newgioco Group, Inc. (the “Company”).  The address of the Company’s principal executive office is 130 Adelaide Street West, Suite 701, Toronto, Ontario M5H 2K4, Canada.

PART II.                      RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐           (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.                      NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q for its quarter ended June 30, 2020 by the prescribed date without unreasonable effort or expense because the Company was unable to compile and review certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The Company believes that the quarterly report will be completed and filed within the fifth day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV.                      OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Michele Ciavarella +39 391 306 4134

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes                                           ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last quarterly report will be reflected by the earnings to be included in the subject report or portion thereof?

☒Yes                                           ☐ No

The Company anticipates that due to the lack of sporting events, resulting from the COVID-19 pandemic, it will experience an unprecedented decrease in overall revenue during the quarter ended June 30, 2020.  On a preliminary unaudited basis, the Company expects its revenue for the three months ended June 30, 2020 to be between $4.3 million and $5.3 million, as compared to revenue of approximately $9.1 million for the three months ended June 30, 2019 and its revenue for the six months ended June 30, 2020 to be between $14.5 million and $15.5 million as compared to revenue of approximately $18.4 million for the six months ended June 30, 2019. The Company further expects the decrease in revenue to be offset by a decrease in selling expenses for the three months ended June 30, 2020, which it estimates to be between $3.5 million and $4.5 million, compared to approximately $6.3 million for the three months ended June 30, 2019, and between $9.7 million and $10.7 million for the six months ended June 30, 2020, as compared to approximately $13.7 million for the six months ended June 30, 2019.

Newgioco Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Newgioco Group, Inc.

Dated: August 14, 2020	By:	/s/ Michele Ciavarella
Michele Ciavarella
Chief Executive Officer